UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Madison Square Garden Entertainment Corp. (formerly known as MSG Entertainment Spinco, Inc.)

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

55826T 102

(CUSIP Number)

Beverly B. Reyes

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, NY 10112

212-408-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan, individually, and as Trustee of the Charles F. Dolan 2018 Grantor Retained Annuity Trust #1M and the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 115,284
	8.	Shared Voting Power 2,755,641
	9.	Sole Dispositive Power 115,284
	10.	Shared Dispositive Power 2,755,641
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,870,925
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 13.0%
14.	Type of Reporting Person IN

*

Excludes 1,847,047 shares of Madison Square Garden Entertainment Corp. Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Madison Square Garden Entertainment Corp. Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2018 Grantor Retained Annuity Trust #1M and the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00- See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 112,692
	8.	Shared Voting Power 2,758,233
	9.	Sole Dispositive Power 112,692
	10.	Shared Dispositive Power 2,758,233
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,870,925
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 13.0%
14.	Type of Reporting Person IN

*

Excludes 1,847,047 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 294,150
	8.	Shared Voting Power 644,184
	9.	Sole Dispositive Power 294,150
	10.	Shared Dispositive Power 644,184
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 938,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person IN

*

Excludes 3,911,148 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 22,343
	8.	Shared Voting Power 322,281
	9.	Sole Dispositive Power 22,343
	10.	Shared Dispositive Power 322,281
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 344,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person IN

*

Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of each of the Charles F. Dolan Children Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,288
	8.	Shared Voting Power 1,945,837
	9.	Sole Dispositive Power 12,288
	10.	Shared Dispositive Power 1,945,837
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,958,125
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person IN

*

Excludes 2,696,515 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 10,025
	8.	Shared Voting Power 345,937
	9.	Sole Dispositive Power 10,025
	10.	Shared Dispositive Power 345,937
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,962
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person IN

*

Excludes 4,232,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 6,872
	8.	Shared Voting Power 375,873
	9.	Sole Dispositive Power 6,872
	10.	Shared Dispositive Power 375,873
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 382,745
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person IN

*

Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 540
	8.	Shared Voting Power 2,484,605
	9.	Sole Dispositive Power 540
	10.	Shared Dispositive Power 2,484,605
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,485,145
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person IN

*

Excludes 2,072,432 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,274
	8.	Shared Voting Power 2,808,590
	9.	Sole Dispositive Power 2,274
	10.	Shared Dispositive Power 2,808,590
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,810,864
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 12.6%
14.	Type of Reporting Person IN

*

Excludes 1,766,105 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 322,281
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 322,281
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,281
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*

Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 322,281
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 322,281
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,281
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*

Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 312,888
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 312,888
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*

Excludes 4,232,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 322,281
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 322,281
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,281
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*

Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 633,573
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 633,573
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 633,573
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.2%
14.	Type of Reporting Person OO

*

Excludes 3,925,193 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 828,908
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 828,908
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 828,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person OO

*

Excludes 3,705,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 434,833
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 434,833
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person OO

*

Excludes 4,099,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 409,833
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 409,833
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person OO

*

Excludes 4,124,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 430,833
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 430,833
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person OO

*

Excludes 4,103,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 374,833
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 374,833
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 374,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person OO

*

Excludes 4,159,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Ryan Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,052
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,052
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,052
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*

Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Tara Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,052
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,052
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,052
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*

Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2018 Grantor Retained Annuity Trust #1M
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 56,637
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 56,637
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,637
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person OO

*

Excludes 4,472,880 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2018 Grantor Retained Annuity Trust #1M disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Helen A. Dolan 2018 Grantor Retained Annuity Trust #1M
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 56,636
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 56,636
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,636
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person OO

*

Excludes 4,472,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2018 Grantor Retained Annuity Trust #1M disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 56,056
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 56,056
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person OO

*

Excludes 4,473,461 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 56,056
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 56,056
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person OO

*

Excludes 4,473,461 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed jointly by the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of Madison Square Garden Entertainment Corp. (formerly known as MSG Entertainment Spinco, Inc.) (the “Issuer”), par value $0.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $0.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein.

Item 1	Security and Issuer

Class A Common Stock, par value $.01 per share.

Madison Square Garden Entertainment Corp. (formerly known as MSG Entertainment Spinco, Inc.)

Two Pennsylvania Plaza

New York, NY 10121

Item 2	Identity and Background

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2018 Grantor Retained Annuity Trust #1M (the “CFD 2018 GRAT #1M”) and the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M (the “CFD 2019 GRAT #1M”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2018 Grantor Retained Annuity Trust #1M (the “HAD 2018 GRAT #1M”) and the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M (the “HAD 2019 GRAT #1M”); James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2018 GRAT #1M; HAD 2018 GRAT #1M; CFD 2019 GRAT #1M; and HAD 2019 GRAT #1M. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts.

(b) The business address of each Reporting Person is:

Each of:

Charles F. Dolan

Helen A. Dolan

Thomas C. Dolan

Deborah A. Dolan-Sweeney

Corby Dolan Leinauer

Mary S. Dolan

c/o Dolan Family Office

Attention: President

340 Crossways Park Drive

Woodbury, New York 11797

James L. Dolan:

c/o Knickerbocker Group LLC

Attention: Rohit Luthra

PO Box 420

Oyster Bay, New York 11771

Kathleen M. Dolan:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, NY 10598

Marianne Dolan Weber:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, NY 10598

Trusts:

Dolan Children Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of Illinois for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Deborah Dolan-Sweeney is a trust established under the laws of the State of Illinois for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of Illinois for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Thomas C. Dolan is a trust established under the laws of the State of Illinois for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO James L. Dolan is a trust established under the laws of the State of Illinois for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Rohit Luthra, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO James L. Dolan is a trust established under the laws of the State of New York for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Rohit Luthra, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO Thomas C. Dolan is a trust established under the laws of the State of New York for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

2009 Family Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of New York for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

2009 Family Trust FBO Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Ryan Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Ryan Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Rohit Luthra, PO Box 420, Oyster Bay, New York 11771.

Tara Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Tara Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2018 GRAT #1M is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797. Charles F. Dolan is the sole trustee of the CFD 2018 GRAT #1M.

HAD 2018 GRAT #1M is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797. Helen A. Dolan is the sole trustee of the HAD 2018 GRAT #1M.

CFD 2019 GRAT #1M is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797. Charles F. Dolan is the sole trustee of the CFD 2019 GRAT #1M.

HAD 2019 GRAT #1M is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797. Helen A. Dolan is the sole trustee of the HAD 2019 GRAT #1M.

(c)

Charles F. Dolan is a director of the Issuer. He is Executive Chairman and a director of AMC Networks Inc. (“AMC”) and a director of Madison Square Garden Sports Corp. (formerly known as The Madison Square Garden Company and referred to herein as “MSG Sports”) and MSG Networks Inc. (“MSG Networks”). AMC’s principal business address is 11 Penn Plaza, New York, New York 10001. MSG Sports’ principal business address is 2 Penn Plaza, New York, New York 10121. MSG Networks’ principal business address is 11 Penn Plaza, New York, New York 10001. Helen A. Dolan is his wife and is not currently employed. Charles F. Dolan is a trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”) and the trustee of the CFD 2018 GRAT #1M and the CFD 2019 GRAT #1M. Helen A. Dolan is the trustee of the HAD 2018 GRAT #1M and the HAD 2019 GRAT #1M.

James L. Dolan is Executive Chairman, Chief Executive Officer and a director of the Issuer. He is Executive Chairman and a director of MSG Sports and MSG Networks and a director of AMC.

Thomas C. Dolan is a director of the Issuer. He is a director of AMC, MSG Sports and MSG Networks.

Kathleen M. Dolan is the founder of Purple Crayon Productions Inc., a community art and music center, 2095 Pomfret Road, South Pomfret, VT 05067. She is a Trustee of each of the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.

Marianne Dolan Weber is a director of the Issuer. She is President of Heartfelt Wings Foundation, c/o MLC Ventures LLC, PO Box 1014, Yorktown Heights, NY 10598. She also currently serves as the manager of MLC Ventures LLC, a family investment office, PO Box 1014, Yorktown Heights, NY 10598. She is a director of AMC and MSG Sports.

Deborah A. Dolan-Sweeney is a former director of Cablevision Systems Corporation and MSG Networks Inc. and is not currently employed.

Corby Dolan Leinauer is a Trustee of each of the 2009 Family Trusts.

Mary S. Dolan is the Owner and President of Pro-Am Team Sports, 8940 W. 192nd St., Unit J, Mokena, IL 60448. She is a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts.

(d) No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial body or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individual Reporting Persons are citizens of the United States. Reporting Persons that are trusts are organized in the jurisdiction set forth in Item 2(b).

Item 3	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired their shares of Class A Common Stock and Class B Common Stock on April 17, 2020, as a result of the spin-off by MSG Sports of the Issuer to the stockholders of MSG Sports (the “Spin-off”). In the Spin-off, stockholders of MSG Sports received as a dividend one share of Class A Common Stock for every one share of MSG Sports Class A common stock owned by them and one share of Class B Common Stock for every one share of MSG Sports Class B common stock owned by them. Non-employee directors also received one share of Class A Common Stock for every one restricted stock unit of MSG Sports held by them. In addition, James L. Dolan is expected to receive an option to purchase one share of Class A Common Stock for every option to purchase one share of MSG Sports Class A common stock, and James L. Dolan has received or will receive restricted stock units of the Issuer in respect of his restricted stock units of MSG Sports.

Item 4	Purpose of Transaction

The information contained in Item 6 of this Schedule 13D is incorporated by reference.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the outstanding shares of Class A Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Class A Common Stock, selling shares of the Issuer’s capital stock, taking any action to change the composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5	Interest in Securities of the Issuer

(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 5,226,120 shares of Class A Common Stock as a result of their beneficial ownership of (i) 696,603 shares of Class A Common Stock, and (ii) 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 21.7% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders’ Agreement (as defined below). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 42,987 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentages used herein are calculated based on 19,461,991 shares of Class A Common Stock issued and outstanding immediately following the Spin-off.

Charles F. Dolan may be deemed to beneficially own an aggregate of 2,870,925 shares of Class A Common Stock, including (i) 188,455 shares of Class A Common Stock and (ii) 2,682,470 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 115,284 shares of Class A Common Stock (including 2,591 shares of Class A Common Stock owned of record personally and 112,693 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 56,637 shares of Class B Common Stock owned of record by the CFD 2018 GRAT #1M and 56,056 shares of Class B Common Stock owned of record by the CFD 2019 GRAT #1M)), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,755,641 shares of Class A Common Stock (including 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 130,137 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 2,569,777 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 56,636 shares of Class B Common Stock owned of record by the HAD 2018 GRAT #1M, 56,056 shares of Class B Common Stock owned of record by the HAD 2019 GRAT #1M and 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 130,137 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 2,569,777 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 56,636 shares of Class B Common Stock owned of record by the HAD 2018 GRAT #1M, 56,056 shares of Class B Common Stock owned of record by the HAD 2019 GRAT #1M, 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 1,847,047 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 2,870,925 shares of Class A Common Stock, including (i) 188,455 shares of Class A Common Stock and (ii) 2,682,470 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 112,692 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 56,636 shares of Class B Common Stock owned of record by the HAD 2018 GRAT #1M and 56,056 shares of Class B Common Stock owned of record by the HAD 2019 GRAT #1M), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,758,233 shares of Class A Common Stock (including 2,591 shares of Class A Common Stock owned of record by her spouse, 130,137 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 2,569,778 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 56,637 shares of Class B Common Stock owned of record by the CFD 2018 GRAT #1M, 56,056 shares of Class B Common Stock owned of record by the CFD 2019 GRAT #1M and 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 2,591 shares of Class A Common Stock owned of record by her spouse, 130,137 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 2,569,778 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 56,637 shares of Class B Common Stock owned of record by the CFD 2018 GRAT #1M, 56,056 shares of Class B Common Stock owned of record by the CFD 2019 GRAT #1M, 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 1,847,047 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 938,334 shares of Class A Common Stock, including (i) 319,965 shares of Class A Common Stock (including options to purchase 112,249 of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 618,369 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 294,150 shares of Class A Common Stock (including 167,365 shares of Class A Common Stock owned of record personally, options to purchase 112,249 of Class A Common Stock that are exercisable within sixty days of this filing, 491 shares of Class A Common Stock held as custodian for one or more minor children, and 14,045 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 644,184 shares of Class A Common Stock (including 416 shares of Class A Common Stock owned jointly with his spouse, 10,195 shares of Class A Common Stock owned of record personally by his spouse, and 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 604,324 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 491 shares of Class A Common Stock held as custodian for one or more minor children, 10,195 shares of Class A common Stock owned of record personally by his spouse, 29,249 shares of Class A Common Stock and 604,324 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 3,911,148 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 344,624 shares of Class A Common Stock, including (i) 35,638 shares of Class A Common Stock and (ii) 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 22,343 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 13,295 shares of Class A Common Stock and 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 13,295 shares of Class A Common Stock and 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 4,220,531 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 1,958,125 shares of Class A Common Stock, including (i) 125,123 shares of Class A Common Stock and (ii) 1,833,002 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 9.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 12,288 shares of Class A Common Stock (including 1,568 shares of Class A Common Stock owned of record personally and 616 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 10,104 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,945,837 shares of Class A Common Stock (including an aggregate of 90,406 shares of Class A Common Stock owned of record by the Dolan Children Trusts and 32,533 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., and an aggregate of 1,822,898 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 616 shares of Class A Common Stock held as custodian for one or more minor children, 32,533 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., an aggregate of 90,406 shares of Class A Common Stock owned of record by the Dolan Children Trusts, an aggregate of 1,833,002 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and 2,696,515 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 355,962 shares of Class A Common Stock, including (i) 59,028 shares of Class A Common Stock and (ii) 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 10,025 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 345,937 shares of Class A Common Stock (including 208 shares of Class A Common Stock held of record personally by her spouse, 308 shares of Class A Common Stock held by a member of her household, 32,533 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc., 15,954 shares of Class A

Common Stock owned by the Dolan Children Trust for her benefit and 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 208 shares of Class A Common Stock held of record personally by her spouse, 308 shares of Class A Common Stock held by a member of her household, 32,533 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc., 15,954 shares of Class A Common Stock and 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and 4,232,583 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 382,745 shares of Class A Common Stock, including (i) 76,418 shares of Class A Common Stock and (ii) 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,872 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 375,873 shares of Class A Common Stock (including 17,773 shares of Class A Common Stock owned of record personally by her spouse, 2,247 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 17,773 shares of Class A Common Stock owned of record personally by her spouse, 2,247 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit, 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and 4,223,190 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Corby Dolan Leinauer may be deemed to beneficially own an aggregate of 2,485,145 shares of Class A Common Stock, including (i) 28,060 shares of Class A Common Stock and (ii) 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 11.3% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 540 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,484,605 shares of Class A Common Stock (including 214 shares of Class A Common Stock owned jointly with her spouse, 685 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 540 shares of Class A Common Stock held as custodian for one or more minor children, 685 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, an aggregate of 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and 2,072,432 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 2,810,864 shares of Class A Common Stock, including (i) 47,452 shares of Class A Common Stock and (ii) 2,763,412 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 2,274 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,808,590 shares of Class A Common Stock (including 2,603 shares of Class A Common Stock owned jointly with her spouse, 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 2,274 shares of Class A Common Stock held as custodian for one or more minor children, 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 306,327 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, an aggregate of 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and 1,766,105 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,223,190 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 11 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,223,190 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 12 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 312,888 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,232,583 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 13 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,220,531 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 633,573 shares of Class A Common Stock, including (i) 29,249 shares of Class A Common Stock and (ii) 604,324 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 3,925,193 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 828,908 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 824,477 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 3,705,040 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 434,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 430,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,099,115 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 409,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 405,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,124,115 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 430,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 426,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,103,115 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 374,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 370,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The trust disclaims beneficial ownership of 4,159,115 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 5,052 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,524,465 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 5,052 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,524,465 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan 2018 Grantor Retained Annuity Trust #1M may be deemed to beneficially own an aggregate of 56,637 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,472,880 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Charles F. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The Helen A. Dolan 2018 Grantor Retained Annuity Trust #1M may be deemed to beneficially own an aggregate of 56,636 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,472,881 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Helen A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M may be deemed to beneficially own an aggregate of 56,056 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,473,461 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Charles F. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M may be deemed to beneficially own an aggregate of 56,056 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,473,461 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Helen A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

Paul J. Dolan may be deemed to beneficially own an aggregate of 986,732 shares of Class A Common Stock, including (i) 76,081 shares of Class A Common Stock, and (ii) 910,651 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 398 shares of Class A Common Stock owned of record personally and 30,480 shares of Class A Common Stock owned of record by the CFD Trust No. 10 and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 955,854 shares of Class A Common Stock (including an aggregate of 45,203 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 910,651 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 30,480 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 45,203 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 910,651 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 636,496 shares of Class A Common Stock, including (i) 30,576 shares of Class A Common Stock and (ii) 605,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 795 shares of Class A Common Stock (including 408 shares of Class A Common Stock owned of record personally and 387 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 635,701 shares of Class A Common Stock (including 316 shares of Class A Common Stock owned jointly with his spouse, 216 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 29,249 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 605,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 387 shares of Class A Common Stock held as custodian for a minor child, 216 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 605,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Brian G. Sweeney may be deemed to beneficially own an aggregate of 382,745 shares of Class A Common Stock, including (i) 76,418 shares of Class A Common Stock and (ii) 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 17,773 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 364,972 shares of Class A Common Stock

(including 6,872 shares of Class A Common Stock owned of record personally by his spouse, 2,247 shares of Class A Common Stock held by trusts for which he serves as co-trustee, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse). He disclaims beneficial ownership of 6,872 shares of Class A Common Stock owned of record personally by his spouse, 2,247 shares of Class A Common Stock held by trusts for which he serves as co-trustee, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and 306,327 shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

(c) See Item 3 above, which is incorporated herein by reference.

(d) See Exhibit A.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

THE CLASS B STOCKHOLDERS’ AGREEMENT

On April 3, 2020, the Group Members executed a Stockholders Agreement (the “Class B Stockholders’ Agreement”), which is filed as Exhibit 1 to this Schedule 13D. The purpose of the Class B Stockholders’ Agreement is to consolidate control of the Issuer among the Group Members. As a result of this agreement and action taken by the Issuer’s board of directors, the Issuer qualifies as a “controlled company” under the rules of the New York Stock Exchange.

Voting. Under the Class B Stockholders’ Agreement, the Group Members have agreed to vote as a group with respect to any matter on which any shares of Class B Common Stock are entitled to vote. Decisions on how the Group Members will vote with respect to their shares of Class B Common Stock will be made in accordance with the determination of the Dolan Family Committee. The Dolan Family Committee consists of Charles F. Dolan and his six children, James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Deborah A. Dolan-Sweeney and Marianne Dolan Weber or their designees (collectively, the “Dolan Siblings”). Each Dolan Sibling other than Patrick F. Dolan, is entitled to one vote on all matters to be voted on by the Dolan Family Committee (such Dolan Siblings, the “Voting Siblings”), except that James L. Dolan is entitled to two votes on all matters voted on by the Dolan Family Committee. The Dolan Family Committee generally acts by vote of a majority of the Voting Siblings, except that approval of a going-private transaction must be approved by a two-thirds vote of the Voting Siblings and approval of a change in control transaction must be approved by all but one vote of the Voting Siblings. The decisions of the Dolan Family Committee will be non-binding with respect to certain Class B Shareholders that are trusts (the “Excluded Trusts”). The Excluded Trusts will vote their shares of Class B Common Stock at the direction of Excluded Trusts holding a majority of the shares of Class B Common Stock held by all of the Excluded Trusts, except that supermajority approval will be required for a vote in favor of any transaction that would result in a change in control of the Issuer or a going-private transaction with respect to the Issuer.

Transfers. Without the approval of the Dolan Family Committee, acting by a two-thirds vote, a Class B Stockholder may not transfer shares of Class B Common Stock other than to Group Members and related persons (each such party, a “Permitted Holder”), unless such shares are first converted into shares of Class A Common Stock. In addition, no Class B Stockholders will be permitted to sell their shares of Class B Common Stock other than to a Permitted Holder, if such sale would result in a change in control of the Issuer, unless such sale is approved by all but one vote of the Voting Siblings. The foregoing requirements and the other transfer restrictions in the Class B Stockholders’ Agreement do not apply to Charles F. Dolan or Helen A. Dolan or any trust of which either of them is a trustee to the extent approved by Charles F. Dolan and at least two Voting Siblings.

Market Sale. Subject to the other transfer provisions, the parties to the Class B Stockholders’ Agreement will have a right of first offer and a tag-along right with respect to any proposed sale of shares of Class B Common Stock (after conversion to shares of Class A Common Stock) in an open market sale (a “Market Sale”).

Right of First Refusal. Subject to the other transfer provisions, the parties to the Class B Stockholders’ Agreement will have a right of first refusal with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder or in a Market Sale, in a private transaction.

Tag-Along Rights. Subject to the other transfer provisions, the parties to the Class B Stockholders’ Agreement will have a tag-along right with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder or in a Market Sale, if such sale would result in a change in control of the Issuer.

Drag-Along Rights. If, after complying with the other transfer provisions, one or more Class B Stockholders propose to sell all of their shares of Class B Common Stock, other than to a Permitted Holder or in a Market Sale, and such sale would result in a change in control of the Issuer, such Class B Stockholders will have the right to require the other Class B Stockholders to sell all of their shares of Class B Common Stock in the same transaction.

The Class B Stockholders’ Agreement also contains certain agreements among the Group Members related to the pledge of shares of Class B Common Stock, the exercise of registration rights and other matters.

The foregoing summary of the Class B Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the Class B Stockholders’ Agreement, which is incorporated herein by reference.

REGISTRATION RIGHTS AGREEMENTS

All Group Members that hold shares of Class B Common Stock other than the Dolan Children Trusts have entered into a registration rights agreement with the Issuer, which is attached hereto as Exhibit 2 (the “Dolan Affiliates Agreement”), and the Dolan Children Trusts have entered into a registration rights agreement with the Issuer, which is attached hereto as Exhibit 3 (the “Dolan Children Trusts Agreement” and, together with the Dolan Affiliates Agreement, the “Registration Rights Agreements”).

Under the Registration Rights Agreements, the Dolan Family Holders (as defined in the Dolan Affiliates Agreement) and the Children Trust Holders (as defined in the Dolan Children Trusts Agreement) are entitled, subject to certain conditions, to require the Issuer to register the sale of some or all of their shares of Class A Common Stock (including those issued upon conversion of shares of Class B Common Stock) on up to four occasions in the aggregate and are also entitled to sell such shares as part of certain registered offerings by the Issuer, subject to certain conditions.

In the Dolan Children Trusts Agreement, each Dolan Children Trust has agreed that in the case of any sale or disposition of its shares of Class B Common Stock (other than to Charles F. Dolan or other Dolan family interests) by such Dolan Children Trust, or of any of the shares of Class B Common Stock owned by the Dolan Children Trusts by any other Dolan family interest to which such shares of Class B Common Stock are transferred, such shares will be converted into shares of Class A Common Stock. This conversion obligation does not apply to any other shares of Class B Common Stock, and the Dolan Affiliates Agreement does not include any conversion obligation.

The foregoing summary of the Registration Rights Agreements does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreements, which are incorporated herein by reference.

STANDSTILL AGREEMENT

The Group Members have entered into a Standstill Agreement, which is filed as Exhibit 4 to this Schedule 13D, with the Issuer in which they have agreed that, during the 12-month period following the Spin-off, they must obtain the approval of a majority of the Issuer’s independent directors prior to acquiring common stock of the Issuer through a tender offer that results in the Group Members owning more than 50% of the total number of outstanding shares of common stock of the Issuer.

The foregoing summary of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement, which is incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

Exhibit A:    Trust and Beneficiary List

Exhibit B:    Joint Filing Agreement, dated April 24, 2020.

Exhibit C:    Powers of Attorney for each of:

Charles F. Dolan.

Helen A. Dolan.

Kathleen M. Dolan.

Marianne Dolan Weber

Deborah A. Dolan-Sweeney

Corby Dolan Leinauer

Mary S. Dolan.

Charles F. Dolan Children Trust FBO Kathleen M. Dolan

Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney

Charles F. Dolan Children Trust FBO Marianne Dolan Weber

Charles F. Dolan Children Trust FBO Thomas C. Dolan

Charles F. Dolan Children Trust FBO James L. Dolan

Charles F. Dolan 2009 Family Trust FBO James L. Dolan

Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan

Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan

Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber

Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

Ryan Dolan 1989 Trust

Tara Dolan 1989 Trust

Charles F. Dolan 2018 Grantor Retained Annuity Trust #1M

Helen A. Dolan 2018 Grantor Retained Annuity Trust #1M

Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M

Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M

Exhibit 1: Class B Stockholders’ Agreement, dated as of April 3, 2020.

Exhibit 2: Registration Rights Agreement, dated as of April 3, 2020, between Madison Square Garden Entertainment Corp. (formerly known as MSG Entertainment Spinco, Inc.) and the Dolan Family Affiliates (incorporated herein by reference to Exhibit 4.2 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on April 23, 2020).

Exhibit 3: Registration Rights Agreement, dated as of April 3, 2020, between Madison Square Garden Entertainment Corp. (formerly known as MSG Entertainment Spinco, Inc.) and The Charles F. Dolan Children Trusts (incorporated herein by reference to Exhibit 4.1 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on April 23, 2020).

Exhibit 4: Standstill Agreement, dated as of April 3, 2020, between Madison Square Garden Entertainment Corp. (formerly known as MSG Entertainment Spinco, Inc.) and the Group Members (incorporated herein by reference to Exhibit 10.1 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on April 23, 2020).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 24, 2020

*
Charles F. Dolan

*
Helen A. Dolan

/s/ James L. Dolan
James L. Dolan

/s/ Thomas C. Dolan
Thomas C. Dolan

*
Kathleen M. Dolan

*
Marianne Dolan Weber

*
Deborah A. Dolan-Sweeney

CHARLES F. DOLAN CHILDREN TRUST FBO KATHLEEN M. DOLAN

CHARLES F. DOLAN CHILDREN TRUST FBO JAMES L. DOLAN

*
By:	Kathleen M. Dolan, Trustee

*
By:	Paul J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO MARIANNE DOLAN WEBER

CHARLES F. DOLAN CHILDREN TRUST FBO THOMAS C. DOLAN

*
By:	Kathleen M. Dolan, Trustee

*
By:	Matthew J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO DEBORAH DOLAN-SWEENEY

*
By:	Kathleen M. Dolan, Trustee

*
By:	Mary S. Dolan, Trustee

CFD 2009 FAMILY TRUST FBO KATHLEEN M. DOLAN

CFD 2009 FAMILY TRUST FBO DEBORAH A. DOLAN-SWEENEY

CFD 2009 FAMILY TRUST FBO MARIANNE E. DOLAN WEBER

CFD 2009 FAMILY TRUST FBO THOMAS C. DOLAN

CFD 2009 FAMILY TRUST FBO JAMES L. DOLAN

*
By:	Mary S. Dolan, Trustee

*
By:	Corby Dolan Leinauer, Trustee

RYAN DOLAN 1989 TRUST

TARA DOLAN 1989 TRUST

*
By:	Kathleen M. Dolan, Trustee

CHARLES F. DOLAN 2018 GRANTOR RETAINED ANNUITY TRUST #1M

CHARLES F. DOLAN 2019 GRANTOR RETAINED ANNUITY TRUST #1M

*
By:	Charles F. Dolan, Trustee

HELEN A. DOLAN 2018 GRANTOR RETAINED ANNUITY TRUST #1M

HELEN A. DOLAN 2019 GRANTOR RETAINED ANNUITY TRUST #1M

*
By:	Helen A. Dolan, Trustee

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
as Attorney-in-Fact